Exhibit 99.1

Ardmore Shipping Corporation Comments on Unsolicited Acquisition Proposal from Hafnia

HAMILTON, Bermuda, July 6, 2020 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore," the "Company" or "we") today confirmed that on June 19, 2020 it received an unsolicited acquisition proposal from Hafnia Limited ("Hafnia" OSE ticker code "HAFNIA") to acquire all of the outstanding shares of Ardmore in an all-stock transaction. Under the terms of Hafnia's proposal, each Ardmore share would be exchanged for 2.4 shares of Hafnia common stock ("the proposed exchange ratio").

Ardmore's Board of Directors thoroughly reviewed the proposal, including consulting with independent legal and financial advisors, and unanimously determined that the proposal was highly opportunistic, substantially undervalued Ardmore and its future prospects, and did not constitute a basis for engaging in discussions with Hafnia. In making its determination, the Ardmore Board considered, among other things, that:

  The proposed exchange ratio implied an offer price to Ardmore shareholders of $3.87 per share, which represented a discount of approximately 18% to the Ardmore share price on June 19, 2020 and a discount of more than 28% to the volume weighted average share price of Ardmore over the 30 days prior to the proposal.
  The proposed exchange ratio was materially below the implied exchange ratio of the closing share prices of each company on June 19, 2020 of 2.925. It was also materially below the implied exchange ratios between the two companies of 3.346 when looking at the volume weighted average share price for each company for the 30 days prior to the proposal.

Ardmore has a proven track record of executing on its strategic priorities and financial objectives. Since its founding ten years ago, Ardmore has developed into a best-in-class owner and operator of MR (medium-range) product and chemical tankers, with industry-leading corporate governance, prudent capital allocation, and an operating platform with TCE (time-charter equivalent) performance, operating expenses, corporate overhead, and finance costs on par with much larger competitors. As one of the few truly independent public tanker companies, Ardmore is focused on delivering significant value to its shareholders.

About Ardmore Shipping Corporation
Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. The words "believe," "expect," "estimate," "could," "should," "intend," "may," "plan," "seek," "anticipate," "project" and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether or not any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond our control. The matters discussed in these forward-looking statements are subject to a number of risks, trends, uncertainties and other factors that could cause actual results or events to differ materially from those projected, anticipated or implied in the forward-looking statements, including the matters described under the heading "Risk Factors" and "Operating and Financial Review and Prospects" in the company's annual report on Form 20-F for fiscal year 2019 and in the company's other SEC filings.

Investor Relations Enquiries:
Leon Berman / Bryan Degnan
The IGB Group
Tel: 212-477-8438 / 646-673-9701
Email: lberman@igbir.com / bdegnan@igbir.com